UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HOUGHTON MIFFLIN HARCOURT COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

44157R109
 (CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: David Young
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D
CUSIP No. 44157R109	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,889,174 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,889,174 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,889,174 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1)  This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of  211,802 warrants.

(2)  Calculation is based upon 124,089,529 Shares outstanding, which is the sum of the 123,665,925 Shares outstanding as of February 1, 2019 as reported by the Issuer in its annual report on Form 10-K filed February 28, 2019, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

SCHEDULE 13D
CUSIP No. 44157R109	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,889,174 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,889,174 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,889,174 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)  This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of  211,802 warrants.

(2)  Calculation is based upon 124,089,529 Shares outstanding, which is the sum of the 123,665,925 Shares outstanding as of February 1, 2019 as reported by the Issuer in its annual report on Form 10-K filed February 28, 2019, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

SCHEDULE 13D
CUSIP No. 44157R109	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,889,174 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,889,174 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,889,174 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)  This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of  211,802 warrants.

(2)  Calculation is based upon 124,089,529 Shares outstanding, which is the sum of the 123,665,925 Shares outstanding as of February 1, 2019 as reported by the Issuer in its annual report on Form 10-K filed February 28, 2019, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

SCHEDULE 13D
CUSIP No. 44157R109	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,746,222 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,746,222 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,746,222 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  This amount includes 415,392 Shares that the Reporting Person can acquire upon exercise of 207,696 warrants.

(2)  Calculation is based upon 124,081,317 Shares outstanding, which is the sum of the 123,665,925 Shares outstanding as of February 1, 2019 as reported by the Issuer in its annual report on Form 10-K filed February 28, 2019, and the 415,392 Shares that the Reporting Person can acquire upon exercise of warrants.

SCHEDULE 13D
Page 6 of 8 Pages

Item 1.                 Security and Issuer

Item 1 is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, par value $0.01 per share, (the “Shares”) of Houghton Mifflin Harcourt Company (the “Issuer”), whose principal executive offices are located at 125 High Street, Boston, MA 02110.  This Amendment No. 2 amends the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2015, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on December 22, 2016 (together with this Amendment No. 2, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given to them in the Schedule 13D.

Item 4.                 Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

AIOOM III is in the process of selling or otherwise resolving investments in preparation for the formal liquidation pursuant to its governing documents and the transaction reported in this Amendment No. 2 was effected in connection with such process.

Item 5.                 Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned[1]	Percentage of Outstanding Shares
Capital Group	19,889,174[2]	16.0%[4]
Management	19,889,174[2]	16.0%[4]
Mr. Ulrich	19,889,174[2]	16.0%[4]
ACMO	19,746,222[3]	15.9%[5]

1 The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

2. This amount includes 423,604 Shares that Capital Group, Management and Mr. Ulrich can acquire upon exercise of 211,802 warrants.  The Shares and warrants are held as follows:  (A) 19,330,830 Shares, and 415,392 Shares obtainable upon exercise of 207,696 warrants, held for the account of ACMO; (B) 8,212 Shares obtainable upon exercise of 4,106 warrants, held for the account of AIOOM III; and (C) 134,740 Shares held for the account of the PCI Fund.

SCHEDULE 13D
Page 7 of 8 Pages

3. This amount includes 415,392 Shares that ACMO can acquire upon exercise of 207,696 warrants.

4. Calculation is based upon 124,089,529 Shares outstanding, which is the sum of the 123,665,925 Shares outstanding as of February 1, 2019 as reported by the Issuer in its annual report on Form 10-K filed February 28, 2019, and the 423,604 Shares that Capital Group, Management and Mr. Ulrich can acquire upon exercise of warrants.

5. Calculation is based upon 124,081,317 Shares outstanding, which is the sum of the 123,665,925 Shares outstanding as of February 1, 2019 as reported by the Issuer in its annual report on Form 10-K filed February 28, 2019, and the 415,392 Shares that ACMO can acquire upon exercise of warrants.

(c) On March 7, 2019, 622,230 Shares were sold for the account of AIOOM III directly to a broker at a price of $7.75 per Share.

(d) See disclosure in Items 2 and 5(a ,b) hereof.  Certain funds identified in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this statement.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D
Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: /s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By: /s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Senior Managing Member

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By: Anchorage Capital Group, L.L.C., its investment manager

By: /s/ Natalie Birrell
Name: Natalie Birrell
Title: Chief Operating Officer

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

March 8, 2019